UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [_]  Merger

     [X]  Liquidation

     [_]  Abandonment  of  Registration  (Note:  Abandonments  of
          Registration answer only questions 1 through 15, 24 and 25 of the form and complete verification at the end of the form.)

     [_]  Election  of status as a Business  Development  Company
          (Note:   Business  Development  Companies  answer  only
          questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Alliance Money Market Fund

3.   Securities and Exchange Commission File No.: 811-08838

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [X]  Initial Application   [_] Amendment

5.   Address of Principal Executive Office (include No. & Street,
     City, State, Zip Code):

          1345 Avenue of the Americas
          New York, New York  10105

6.   Name,   address  and  telephone  number  of  individual  the
     Commission staff should contact with any questions regarding this form:

          Paul M. Miller
          Seward & Kissel LLP
          1200 G Street, N.W.
          Washington, D.C.  20005
          202-737-8833

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17
     CFR 270.3la-1, .31a-2]:

          Alliance Global Investor Services, Inc.
          500 Plaza Drive
          Secaucus, New Jersey 07094

          The Bank of New York
          48 Wall Street
          New York, New York 10286

          Alliance Capital Management L.P.
          1345 Avenue of the Americas
          New York, New York  10105
          (212) 969-2132

8.   Classification of fund (check only one):

     [X]  Management company;

     [_]  Unit investment trust; or

     [_]  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

     [X]  Open-end    [_] Closed-end

10.  State  law  under  which  the fund was  organized  or formed
     (e.g., Delaware, Massachusetts):

          Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Alliance Capital Management L.P.
          1345 Avenue of the Americas
          New York, New York  10105

12. Provide the name and address of each principal underwriter of the fund, even if the fund's contracts with those underwriters have been terminated:

          Alliance Fund Distributors, Inc.
          1345 Avenue of the Americas
          New York, New York  10105

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es): N/A

     (b)  Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [_]  Yes    [X] No

     If Yes, for each UIT state:

     Name(s): N/A

     File No.: 811-____   N/A

     Business Address: N/A

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes [_] No

     If Yes, state the date on which the board vote took  place:
     July 24, 2002

     If No, explain: N/A

     (b)  Did the fund  obtain  approval  from  the  shareholders
          concerning   the   decision  to  engage  in  a  Merger,
          Liquidation or Abandonment of Registration?

          [ ] Yes   [X] No

          If Yes, state the date on which the shareholder vote took place: N/A

          If No, explain:

          A  shareholder   vote  was  not  required  because  all
          shareholders of the Fund voluntarily redeemed their shares prior to the liquidation.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [_]  Yes   [X]  No  (other  than   shares   redeemed  by
               shareholders as noted in question 15 (b) above)

     (a) If Yes, list the date(s) on which the fund made those distributions: N/A

     (b)  Were the distributions made on the basis of net assets?
          N/A

          [_] Yes  [_] No

     (c) Were the distributions made pro rata based on share ownership? N/A

          [_] Yes   [_] No

     (d)  If No to (b) or  (c)  above,  describe  the  method  of distributions to shareholders. For Mergers, provide the
          exchange   ratio(s)   used  and   explain  how  it  was
          calculated: N/A

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [_] Yes   [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
          N/A

17.  Closed-end funds only:

     Has the fund issued senior securities? N/A

     [_] Yes   [_] No

     If Yes,  describe  the  method of  calculating  payments  to
     senior    securityholders   and   distributions   to   other
     shareholders: N/A

18. Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes [_] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed? N/A

     (b) Describe the relationship of each remaining shareholder to the fund: N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [_] Yes [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: N/A

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [_] Yes   [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed. N/A

     (b)  Why has the fund retained the remaining assets? N/A

     (c)  Will the  remaining  assets be invested in  securities?
          N/A

          [_] Yes   [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [_] Yes   [X] No

     If   Yes,

     (a) Describe the type and amount of each debt or other liability: N/A

     (b) How does the fund intend to pay these outstanding debts or other liabilities? N/A

IV.  Information   About   Event(s)   Leading  to   Request   For
     Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

          No expenses were borne by the Fund.

     (b)  How were those expenses allocated?

          Expenses were not allocated to the Fund.

     (c)  Who paid those expenses?

          All  expenses  were  paid  by  the  Fund's   investment
          adviser, Alliance Capital Management L.P.

     (d)  How did the fund pay for unamortized expenses (if any)?
          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [_] Yes   [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.   Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

     [_] Yes   [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [_] Yes   [X] No

     If Yes,  describe the nature and extent of those activities:
     N/A

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger: N/A

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____ N/A

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

                           VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Alliance Money Market Fund, (ii) he is the Secretary of Alliance Money Market Fund, and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                    (Signature)

                                    /s/ Edmund P. Bergan, Jr.
                                    -------------------------
                                    Edmund P. Bergan, Jr.
                                    Secretary


00250.0073 #340058